UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                      (Amendment No. 5)

                     Chic by H.I.S. Inc.
                      (name of issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)



                          167113109
                        (CUSIP Number)


                      Arnold M. Amster
                      767 Fifth Avenue
                  New York, New York  10153
                      (212)  644-4500
 (Name, Address, and Telephone Number of Person Authorized to
            Receive Notices and Communications)

                       March 10, 1998
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:  [ ]














CUSIP No. 167113109

1)    Name of Reporting Person               Arnold M. Amster

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)

2)    Check the Appropriate Box if a         (a) [ ]
            Member of a Group                (b) [ ]

3)    SEC Use Only

4)    Source of Funds                        PF

5)    Check if Disclosure of Legal
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                  [ ]

6)    Citizenship or Place of Organization   United States

                    7)   Sole Voting         99,700 shares
                         Power

Number of Shares    8)   Shared Voting       818,900 shares
                         Power

                    9)   Sole Dis-           99,700 shares
                         positive Power

                   10)   Shared Dis-         818,900 shares
                         positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         818,900 shares


12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]

13)   Percent of Class Represented by
      Amount in Row (11)                     8.3%

14)   Type of Reporting Person               IN








CUSIP No. 167113109

1)    Name of Reporting Person               Peggy J. Amster

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)


2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]


3)    SEC Use Only

4)    Source of Funds                        PF


5)    Check if Disclosure of Legal
      Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                     [ ]

6)    Citizenship or Place of Organization   United States

                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      110,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        110,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         110,000 shares

12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]

13)   Percent of Class Represented by
      Amount in Row (11)                     1.1%

14)   Type of Reporting Person               IN






CUSIP No. 167113109

1)    Name of Reporting Person               Peggy J. Amster,
                                             as custodian for
                                             Wendy Amster

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)

2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]

3)    SEC Use Only

4)    Source of Funds                        PF

5)    Check if Disclosure of Legal
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                  [ ]

6)    Citizenship or Place of Organization   United States

                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      54,500 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        54,500 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         54,500 shares

12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]

13)   Percent of Class Represented by
      Amount in Row (11)                     .6%

14)   Type of Reporting Person               IN







CUSIP No. 167113109

1)    Name of Reporting Person               The Amster
                                             Foundation

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)

2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]

3)    SEC Use Only

4)    Source of Funds                        PF

5)    Check if Disclosure of Legal
      Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                     [ ]

6)    Citizenship or Place of Organization   New York

                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      25,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        25,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         25,000 shares

12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]

13)   Percent of Class Represented by
      Amount in Row (11)                     .3%

14)   Type of Reporting Person               OO








CUSIP No. 167113109

1)    Name of Reporting Person               Amster & Co.

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)

2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]

3)    SEC Use Only

4)    Source of Funds                        WC

5)    Check if Disclosure of Legal
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                  [ ]

6)    Citizenship or Place of Organization   New York

                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      100,000 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        100,000 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         100,000 shares

12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]

13)   Percent of Class Represented by
      Amount in Row (11)                     1.0%

14)   Type of Reporting Person               PN









CUSIP No. 167113109

1)    Name of Reporting Person               Flex Holding Corp.

      S.S. or I.R.S. Identification No.
      of Above Person                        (Intentionally
                                             Omitted)

2)    Check the Appropriate Box if a         (a) [ ]
      Member of a Group                      (b) [ ]

3)    SEC Use Only

4)    Source of Funds                        WC

5)    Check if Disclosure of Legal
      Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                     [ ]

6)    Citizenship or Place of Organization   Delaware

                    7)    Sole Voting        -0-
                          Power

Number of Shares    8)    Shared Voting      429,400 shares
                          Power

                    9)    Sole Dis-          -0-
                          positive Power

                    10)   Shared Dis-        429,400 shares
                          positive Power

11)   Aggregate Amount Beneficially
      Owned By Each Reporting Person         429,400 shares

12)   Check box if the Aggregate Amount
      in Row (11) Excludes Certain Shares    [ ]

13)   Percent of Class Represented by
      Amount in Row (11)                     4.4%

14)   Type of Reporting Person               CO









     This Amendment No. 5 amends and supplements the Schedule 13D dated October 22, 1997 filed by Arnold M. Amster, Peggy J. Amster, Peggy J. Amster, as custodian for Wendy Amster, The Amster Foundation, Amster & Co. and Flex Holding Corp. relating to the shares of the Issuer. Any terms not defined herein shall have the meaning ascribed to them in the Schedule 13D dated October 22, 1997.

Item 3.   Source and Amount of Funds.

     The response to Item 3 is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

     The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common
Stock reported in Item 5 below was as follows:

Name                       Amount          Source of Funds

Arnold M. Amster           $125,250        Personal funds*
Peggy J. Amster            $607,500        Personal funds*
Peggy J. Amster,           $ 93,750        Personal funds*
 as custodian for Wendy
 Amster
Flex Holding Corp.         $156,724        Working capital*
_______________
*    The shares of Common Stock owned by Arnold M. Amster, Peggy
     J. Amster, Peggy J. Amster, as custodian for Wendy Amster and Flex Holding Corp. were purchased in their respective brokerage margin accounts on customary terms.

Item 4.   Purpose of Transaction.

     The response to Item 4 is hereby amended by adding the following: Effective March 7, 1998, Arnold Amster became a director of the Issuer. See the Proxy Statement for the 1998 Annual Meeting of Stockholders of Chic By H.I.S., Inc., attached as Exhibit 1 hereto.

Item 5.   Interest in Securities of the Issuer

     The response to Item 5 is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

     Set forth below is certain information concerning all transactions in the Common Stock in which the Reporting Persons have engaged during the past 60 days. All of the shares of Common Stock that were purchased on March 10, 1998 were purchased in a privately negotiated transaction. All other shares of Common Stock were effected on the New York Stock Exchange.


Name                Amount  Bought/Sold   Price        Date

Arnold M. Amster    16,700  Bought        $7.50        03/10/98


Peggy J. Amster     81,000  Bought        $7.50        03/10/98

Peggy J. Amster,    12,500  Bought        $7.50        03/10/98
 as custodian for
 Wendy Amster

Flex Holding Corp.  10,000  Bought        $7.00        1/15/98
                     6,500  Bought        $6.88        1/16/98
                     5,000  Bought        $7.13        1/23/98
                       900  Bought        $7.06        1/28/98

     The ownership by the Reporting Persons of shares of Common
Stock and the percentage of the outstanding shares of Common
Stock represented thereby is as follows:

Name                       Number of Shares          Percentage

Arnold M. Amster              818,900(1)               8.3%(1)
Peggy J. Amster               110,000(2)               1.1%(2)
Peggy J. Amster,               54,500                   .6%
  as custodian for
  Wendy Amster
The Amster Foundation          25,000                   .3%
Amster & Co.                  100,000                  1.0%
Flex Holding Corp.            429,400                  4.4%


_________
(1) Includes an aggregate of 719,200 shares of Common Stock owned by the other Reporting Persons. Arnold M. Amster shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed the beneficial owner of all of the shares of Common Stock owned by the other Reporting Persons.
     Arnold Amster disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons.

(2)  Excludes 60,000 shares of Common Stock owned by Peggy J.
     Amster as custodian for Wendy Amster, as to which shares
     Peggy J. Amster disclaims beneficial ownership.






                         SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.

March 16, 1998                    /s/ Arnold M. Amster
                                  Arnold M. Amster

March 16, 1998                    /s/     *
                                  Peggy J. Amster

March 16, 1998                    /s/     *
                                  Peggy J. Amster, as custodian
                                   for Wendy Amster

March 16, 1998                    THE AMSTER FOUNDATION

                                  By /s/ Arnold M. Amster
                                     Arnold M. Amster

March 16, 1998                    AMSTER & CO.
                                  By /s/ Arnold M. Amster
                                     Arnold M. Amster, General
                                     Partner

March 16, 1998                    FLEX HOLDING CORP.
                                  By /s/ Arnold M. Amster
                                     Arnold M. Amster, Chairman
                                     of the Board

         *  By /s/ Arnold M. Amster
               Arnold M. Amster
               Attorney-in-fact